Exhibit 99.4

Non-GAAP Financial Measures

This Annual Report on Form 10-K includes non-GAAP financial measures. These non-GAAP measures are not alternatives to GAAP measures, and you should not consider these non-GAAP measures in isolation or as a substitute for analysis of our results as reported under GAAP. Below is additional disclosure regarding each of the non-GAAP measures used in this press release, including reconciliations to their most directly comparable GAAP measure.

Reconciliation of G&A to Adjusted G&A

The Company reports and provides guidance on Adjusted G&A per Boe because it believes this measure is commonly used by management, analysts and investors as an indicator of cost management and operating efficiency on a comparable basis from period to period, and to compare and make investment recommendations of companies in the oil and gas industry. This non-GAAP measure allows for the analysis of general and administrative spend without regard to stock-based compensation programs, and other non-recurring cash items which can vary significantly between companies. Adjusted G&A per Boe is not a measure of financial performance under GAAP and should not be considered a substitute for general and administrative expense per Boe. Therefore, the Company’s Adjusted G&A per Boe may not be comparable to other companies’ similarly titled measures.

The Company defines adjusted G&A as general and administrative expense adjusted for certain non-cash stock-based compensation and other non-recurring items, as shown in the following tables.

	Year Ended December 31, 2017
	$	$/Boe
	(In thousands, except per Boe amounts)
General and administrative	$76,024	$5.10
Stock-based compensation(1)	(13,925)	(0.94)
Restructuring costs	(3,739)	(0.25)
Drilling participation agreement transaction costs	(2,901)	(0.19)
Adjusted G&A	$55,459	$3.72
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(1)	Year ended December 31, 2017 excludes $1.8 million, $4.3 million and $5.1 million, respectively, for the acceleration of certain stock awards.

Reconciliation of Adjusted Operating Costs to Production Expense and Adjusted G&A

The Company defines per unit adjusted operating costs as production expense (lease operating expenses including ad valorem taxes) as disclosed in the Company’s financial statements plus Adjusted G&A plus capitalized general and administrative expenses excluding capitalized equity compensation divided by total production expressed as BOE.

	Year Ended December 31, 2017
	$	$/Boe
	(In thousands, except per Boe amounts)
Production expense	$102,728	$6.89
Adjusted G&A	55,429	3.72
Capitalized G&A (excluding $2.2 million of capitalized equity compensation)	9,987	0.67
Adjusted operating costs	$168,174	$11.28

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

The Company defines EBITDA as net income before income tax (benefit) expense, interest expense, depreciation and amortization - other and depreciation and depletion - oil and natural gas. Adjusted EBITDA, as presented herein, is EBITDA excluding items that the Company believes affect the comparability of operating results such as items whose timing and/or amount cannot be reasonably estimated or are non-recurring, as shown in the following tables.

Exhibit 99.4

Adjusted EBITDA is presented because management believes it provides useful additional information used by the Company’s management and by securities analysts, investors, lenders, ratings agencies and others who follow the industry, for analysis of the Company’s financial and operating performance on a recurring basis and the Company’s ability to internally fund exploration and development, and to service or incur additional debt. In addition, management believes that adjusted EBITDA is widely used by professional research analysts and others in the valuation, comparison, and investment recommendations of companies in the oil and gas exploration and production industry. The Company’s adjusted EBITDA may not be comparable to similarly titled measures used by other companies.

Year Ended December 31, 2017
(In thousands)
Net income	$47,062

Adjusted for
Income tax (benefit) expense	(8,749)
Interest expense	4,886
Depreciation and amortization – other	13,852
Depreciation and depletion - oil and natural gas	118,035
EBITDA	175,086
Asset impairment	4,019
Stock-based compensation	13,923
Loss (gain) on derivative contracts	(24,090)
Cash (paid) received upon settlement of derivative contracts	7,260
Restructuring costs(1)	8,554
Drilling participation agreement transaction costs	2,901
Terminated merger costs	8,162
Other	(2,620)
Adjusted EBITDA	$193,195
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(1)	Includes severance.